Bread & Butter Fund, Inc.

3633 Hill Rd 3rd Flr.

Parsippany, NJ  07054

May 24, 2010

Via EDGAR Transmission

Vincent Distefano

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Bread & Butter Fund Inc.

File Nos. 333-123976/811-21748

Dear Mr. Distefano:

On behalf of the Bread & Butter Fund, Inc (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 7 (“PEA No. 7”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) that was filed on April 30, 2010 in connection with the annual update of the Registration Statement for the Bread & Butter Fund, Inc. (the “Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A. Prospectus

1.

Comment:  Delete, ACCOUNT APPLICATION FORMS are included separately with prospectus.

 Regular Account Application  IRA Account Application, from the bottom of the Index page.

Response:  The sentence will be deleted from the section at the bottom of the index page.

2.

Comment:  Move “Acquired Fund Fees and Expenses” below Other Expenses.

Response:  The requested change will be made.

3.

Comment:  Under “Total Annual Fund Operating Expenses” Add two captions; “Fee Waiver [and/or Expense Reimbursement” “Total Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement]”

Response:  The requested change will be made.

4.

Comment:  Delete 1st footnote under Total Annual Fund Operating Expenses

Response:  Added the following to the footnote: The Adviser has contractually agreed through April 30, 2012 to reimburse the Fund for expenses that exceed 2.00% per year of the averaged total net assets of the Fund. The Fund does not consider “Acquired Fund Fees and Expenses” to be fund operating expenses subject to the 2.00% limit. The Fund will not refund the Adviser for these reimbursements. This total expense may not be terminated prior to the agreement date except by the Board of Directors.

5.

Comment:  On page 2 under “Principal Investment Strategies of the Fund” add, investment and below investment grade, before corporate.

Response:  The requested change will be made.

6.

Comment:  On page 2 under “Principal Investment Strategies of the Fund” after REITs. Add disclosure regarding non-diversified.

Response:  The disclosure has been added as follows: The Fund is non-diversified so it generally may   invest in 15 to 40 securities.

7.

Comment:  On page 2 Delete the first sentence under “Company Capitalization Risks”. The Fund's flexible investment approach could result in owning small and medium capitalization companies.

Response:  The requested change will be made.

8.

Comment:  On page 2 Delete the first sentence under “Company Capitalization Risks” add disclosure regarding risks.

Response:  The disclosure has been added as follows:  with potentially greater volatility and  losses

9.

Comment: On page 2 under “Non-Diversification Risks”  Make the sentence more comprehensible and delete, either, or positive; from the sentence.

Response:  The requested change will be made as follows: The Fund can invest in a limited number of companies which may have more risk because changes in the value of a single security may have a more significant negative effect on the value of the fund’s total portfolio.

10.

Comment:  On page 3 Delete the first sentence under “REIT Risk”, A REIT is a Real Estate Investment Trust. REIT's are subject to certain real estate related risks.

Response:  The requested change will be made.

11.

Comment:  Delete the 2005 bar column from the column chart.

Response:  The requested change will be made.

12.

Comment:  Delete the footnote underneath the column chart. *2005 performance is for the period from October 31, 2005 (commencement of investment operations) to December 31, 2009.

Response:  The requested change will be made.

13.

Comment:  On page 7 under “Non-diversification of Investments” Delete concentrated; added focused.

Response:  The requested change will be made.

14.

Comment:  On page 8 under “Fixed Income Risk” delete last sentence; These risks and below investment grade bonds (junk) are discussed in greater detail on page 5.

Response:   The following is the disclosure addressing Fixed Income Risk: Fixed income securities will decline in value because of an increase in interest rates. Fixed income securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. The Fund could lose money if the issuer or guarantor of a fixed income security is unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in credit ratings. The Fund’s investments in below investment grade securities (commonly known as “junk bonds”) may be subject to greater levels of credit, issuer and liquidity risk than a fund that does not invest in such securities. Below investment grade securities and debt securities of distressed companies are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. Issuers of below investment grade securities may also be involved in restructurings or bankruptcy proceedings that may not be successful. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (liquidity risk). If the issuer of a debt security is in default with respect to interest or principal payments, the Fund may lose its entire investment.

15.

Comment:  On page 8 under “REIT Risk” Add disclosure regarding risk.

Response:  REITs may be subject to certain risks associated with the direct ownership of real estate including declines in the value of real estate, risks related to general and local economic conditions, changes in tax laws, the costs associated with storm damage the possible lack of available funds for loans to purchase real estate, overbuilding and increased competition, increases in property taxes and operating expenses, and variations in rental income. Generally, increases in interest rates will decrease the value of income securities and increase the costs of obtaining financing, which could decrease the value of the portfolio’s investments. In addition, equity REITs may be affected by changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of credit extended or by changes in interest rates. Equity and mortgage REITs are dependent upon management skill, are not diversified and are subject to the risks of financing projects. REITs are also subject to heavy cash flow dependency, defaults by borrowers, self-liquidation and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code.

16.

Comment:  On page 8 under “Foreign Risk” Removed all sentences. Add disclosure regarding risk.

Response:  Foreign Risk: These risks include: differences in accounting, auditing and financial reporting standards; generally higher commission rates on foreign portfolio transactions; the possibility of nationalization, expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations; and political instability. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. The securities markets, values of securities, yields and risks associated with foreign securities markets may change independently of each other. Also, foreign securities and dividends and interest payable on those securities may be subject to foreign taxes, including taxes withheld from payments on those securities. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Foreign securities may also be more difficult to value than securities of U.S. issuers. Investments in foreign securities may also involve higher custodial costs than domestic investments and additional transaction costs with respect to foreign currency conversions. Changes in foreign exchange rates also will affect the value of securities denominated or quoted in foreign currencies.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in PEA No. 8; (ii) Staff comments on PEA No.8, or changes to PEA No. 8 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to PEA No. 8; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA
No. 8.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Yours sincerely,

/s/ James B. Potkul

James B. Potkul

President

Bread & Butter Fund, Inc.